Form 12b-25

Form l2b-25 is proposed to be amended. See below.
[Adopted in Release No. 34-10707 (79,728), effective June 3,
 1974, 39 F.R. 12861; amended in Release No. 34-16718
(82,487), effective May 8, 1980, 45 F.R. 23651; amended in
 Release No. 34-21633 (83,725), effective April 30,1985, 50 F.R. 1442;
Release No. 34-26589 (72,435), effective April 12, 1989
, 54 F.R. 10306; Release No. 34-30968 (72,439),
effective August 13,1992,
57 FR 36442; Release No. 34-31905 (85,111),
 effective April 26, 1993,58 FR 14628; and Release No. 34-35l13
(85,475), effective
January 30, 1995, 59 F.R. 67752]

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	811-7490

(Check One):
[  ] Form 10-K and Form 10-KSB
[  ] Form 20-F
[  ] Form 11-K
[  ] Form 10-Q and Form 10-QSB
[X] Form N-SAR

For Period Ended: 05/31/99
[  ] Transition Report on Form 1O-K
[  ] Transition Report on Form 2O-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[X] Transition Report on Form N-SAR



Read Attached Instruction Sheet Before Preparing Form.
 Please Print or Type.
Nothing in this form shall he construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part 1-Registrant Information

Full Name of Registrant:  Nuveen Virginia Premium Income Municiapl Fund,

Former Name if Applicable:  NONE


Address of Principal Executive Office:  333 West Wacker Drive
  Chicago, IL 60606


Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b) [23,047], the following should be completed.
(Check box if appropriate)

[X]	(a)	The reasons described in reasonable
 detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report,
 semi-annual report, transition report on
Form 10-K, Form 20-F, 1l-K or Form N-
SAR, or portion thereof will be filed on or
 before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in
Release No. 34-26589 (72,435),
effective April 12,1989, 54 F.R. 10306.]

[N/A]	(c)	The accountant's statement
 or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Form 10-K and Form 1O-KSB, 20-F, 11-K,
10-Q and Form 10-QSB, N-SAR, or
the transition report or portion thereof could

not be filed within the prescribed period.
 [Amended in Release No. 34-26589 (
72,435), effective April 12,1989,54 F.R.
10306; and Release No. 34-30968 (72,439)
, effective August 13,1992, 57 FR 36442.]


The processing of the fund's financial statements which is an integral part of the N-SAR filing was delayed due to a large volume of accounting adjustments and reconciling that needed to be performed due to system conversions and problems.
As a result additional time was needed to file the reports.


Part IV-Other Information

(1)  Name and telephone number of
(2)  persons to contact in regard to this notification

	Darlene Cramer	(312) 917-7977
	Michael Piszczek	(312) 917-7706

(2)  Have all other periodic reports required
(3)   under section 13 or 15(d) of the
(4) Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes   [  ]No
(3)  Is it anticipated that any significant change
(4)   in results of operations from the
(5) corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes   [X]No
If so: attach an explanation of the a
nticipated change, both narratively
and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	5/31/99 c/f Gifford Zimmerman
		 By Gifford Zimmerman
		 Vice President

INSTRUCTION: The form may be signed
 by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing
 the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
 (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).